UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Decision to summon Ordinary General Shareholders’ Meeting to be held on November 6th, 2025.

FREE TRANSLATION Buenos Aires, October 6, 2025 Comisión Nacional de Valores

Re.: Decision to summon an Ordinary General Shareholders’ Meeting for November 6th, 2025

I am writing to you as Attorney in fact of Telecom Argentina S.A. (the “Company”) to inform you that the Company’s Board of Directors, at its meeting held today, resolved to summon an Ordinary General Shareholders’ Meeting to be held on November 6th, 2025, at 11:00 a.m. on the first call, and at 12:00 p.m. on the second call, in order to consider the appointment of a director to serve from this Shareholders’ Meeting and until the end of the fiscal year 2026 and the performance of the resigning director.

The Shareholders’ Meeting will be held in person.

We will submit in due time and manner the additional documentation required by Section 4, Chapter II, Title II of the Comisión Nacional de Valores Rules (N.T. 2013).

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	October 6, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations